Exhibit 26

British American Tobacco p.l.c. (the “Company” or “BAT”)

26 August 2025

BAT announces Board Change

The Company announces that Soraya Benchikh is stepping down from her role as Chief Financial Officer and from the Board of Directors of the Company with effect from 26 August 2025. Soraya will remain available to support the transition until 31 December 2025.

A recruitment process to identify a permanent successor to the role of Chief Financial Officer is being launched. Javed Iqbal, who is currently Director, Digital and Information, will take on the role of interim Chief Financial Officer. Javed recently acted as the Company’s Interim Finance Director from May 2023 until April 2024.

Tadeu Marroco, Chief Executive, commented:

“Soraya has made a significant contribution to BAT, having worked in various roles within the Group over many years. On behalf of the Board, I would like to thank Soraya for her contribution, most recently in her role as Chief Financial Officer since rejoining the Group in May 2024. We wish her all the best with her future plans.

As we set out at our recent results, our performance in the first half of the year was slightly ahead of our expectations, and we are firmly on track to deliver our full year guidance. With the right strategy we intend to continue to deliver on the profitable transformation of BAT, reflected in our stated ambitions for 2026 and beyond. We will update on our continued progress in our pre-close trading update in December."

Soraya Benchikh commented:

“I am proud of my role in the significant progress since I joined BAT, as reflected in our recent results.

Further embedding financial discipline and putting New Categories on a path to accretive margins and sustainable profitability have been key contributions to that progress. This was made possible thanks to the incredibly talented and dedicated teams I have had the privilege to work with across BAT. Now is the right time for me to move on to my next transformation. I wish the BAT team every success in taking the business to the next level.”

Supplementary Information - Remuneration

All remuneration arrangements are consistent with the terms of the Directors' Remuneration Policy approved by shareholders at the AGM in April 2025.

In accordance with section 430(2B) of the Companies Act 2006, information in respect of Soraya Benchikh’s departure from the Board will be available on bat.com in due course and will remain available until the Company’s Directors’ Remuneration Report in the Annual Report for the year ended 31 December 2025 is made available.

Enquiries

Media Centre

press_office@bat.com | @BATplc

Investor Relations

Victoria Buxton: | IR_team@bat.com

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and research and development, our purpose is to create A Better Tomorrow™ by Building a Smokeless World.

Central to achieving this is the concept of Tobacco Harm Reduction (THR) – the switching of smokers, who would otherwise continue to smoke, from risky forms of combustible tobacco products like cigarettes, to lower risk profile smokeless tobacco and nicotine products. This is outlined further in Omni™, an evidence-based manifesto for change, which captures BAT’s commitment and progress on THR.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT’s aim is to have 50 million adult consumers of its smokeless products by 2030 and generate 50% of its revenue from these products by 2035. With 30.5 million current users – including vapour brand Vuse; heated product brand glo; and modern oral (nicotine pouch) brand Velo – BAT’s new category revenues have climbed to £3.4bn in 2024, with strong progress in profitability.

BAT continues to strive towards reducing its use of virgin raw materials, enhancing the communities in which it operates and working towards net zero across its value chain by 2050. BAT received a “Triple-A” rating from CDP for its 2024 disclosures on Climate Change, Water Security and Forests; and was recently named a Financial Times Climate Leader for the fifth year running.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our full year guidance, our mid-term ambitions, our customer target ambition, our New Categories revenue targets and our sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and "Group Principal Risks " in the 2024 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.